EXHIBIT 12



                             American Home Products Corporation
                      Computation of Ratio of Earnings to Fixed Charges
                         (Thousands of dollars, Except Ratio Amounts)


                                                           Years Ended December 31,
Earnings:                                   1999          1998          1997         1996          1995

Income (loss) from continuing
  operations before federal
  and foreign taxes                     ($1,925,626)   $3,585,460    $2,814,707   $2,755,460    $2,438,698

Add:
Fixed charges                               407,251       376,253       518,661      605,011       705,047

Minority interests                           30,738         2,177           721       18,084           717

Distributed equity income                         0           920             0            0             0

Amortization of capitalized
  interest                                    1,803         1,487         1,057        5,621           768

Less:
Equity income                                 3,877           522        10,840       10,431         8,129

Capitalized interest                         15,375         9,497        12,898            0         7,681


  Total earnings (loss) as defined      ($1,505,086)   $3,956,278    $3,311,408   $3,373,745    $3,129,420

Fixed Charges:

Interest and amortization of
  debt expense                             $343,271      $322,970      $461,370     $571,414      $665,021

Capitalized interest                         15,375         9,497        12,898            0         7,681

Interest factor of rental
  expense (1)                                48,605        43,786        44,393       33,597        32,345


Total fixed charges as
  defined                                  $407,251      $376,253      $518,661     $605,011      $705,047


Ratio of earnings to fixed
  charges (2)                                     -          10.5           6.4          5.6           4.4


(1) A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.

(2) The results of operations for the year ended December 31, 1999 are inadequate to cover total fixed charges as defined. The coverage deficiency for the year ended December 31, 1999 is $407,251. Excluding the charge for the REDUX and PONDIMIN litigation settlement of $4,750,000, (See Item 3. Legal Proceedings) the pro forma ratio of earnings to fixed charges would be 8.0 for the year ended December 31, 1999.